March 19, 2021 VIA EDGAR United States Securities and Exchange Commission Office of Freedom of Information and Privacy Act Operations 100 F Street, NE Mail Stop 5100 Washington, D.C. 20549

Re:                             D-MARKET Electronic Services & Trading (a/k/a Hepsiburada)
Draft Registration Statement on Form F-1
Confidentially Submitted on March 19, 2021
CIK 0001850235

To Whom It May Concern:

On behalf of D-MARKET Electronic Services & Trading (the “Company”), we hereby confidentially submit for non-public review by the staff of the Commission a Draft Registration Statement on Form F-1 (the “Registration Statement”). The Registration Statement relates to the proposed initial public offering of the Company’s American Depositary Shares representing ordinary shares of the Company.

The Company hereby confirms that it will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact Laura Sizemore of White & Case LLP at +44 20 7532 1340 or Era Anagnosti of White & Case LLP at +1 202 637 6274 with any questions regarding the Registration Statement.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:                                Hanzade Doğan, Founder and Chairwoman

Murat Emirdağ,  Chief Executive Officer

Korhan Öz, Chief Financial Officer